Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Team, Inc.:
We consent to the use of our reports dated March 11, 2021, with respect to the consolidated balance sheets of Team, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated by reference herein.

Our report on the consolidated financial statements dated March 11, 2021 contains an explanatory paragraph that states the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842 (ASC 842), Leases.

/s/ KPMG LLP
Houston, Texas
August 17, 2021